Exhibit 4.2

February  5,  2002

To:     Holders  of  Series  1-A  Convertible  Preferred  Stock

RE:     Reduction  of  Conversion  Price

In accordance with the terms of the Certificate of Incorporation (the "Certificate") of Vsource, Inc. (the "Company"), the Company hereby certifies that as of the date hereof, the Conversion Price of its outstanding Series 1-A Convertible Preferred Stock (the "Series 1-A Preferred Stock") has been adjusted to $0.82. As a result, a holder of Series 1-A Preferred Stock will receive 3.04 shares of the Company's common stock (the "Common Stock") for each share of Series 1-A Preferred Stock that is converted.

The  foregoing  adjustment  is  based  on  the  following  facts:

- The following securities have become convertible into or exercisable for shares of Common Stock:

     o $4,557,596 in principal amount of Convertible Promissory Notes issued pursuant to a Convertible Note Purchase Agreement dated June 24, 2001 between the Company and the Purchasers set forth therein, which are convertible into 75,960 shares of the Company's Series 3-A Convertible Preferred Stock, which, in turn are now convertible into 45,575,951shares of Common Stock;

     o Warrants (the "Series B Warrants") to purchase 21,256,500 shares of Common Stock, issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated as of July 12, 2001, between the Company and the Purchasers set forth therein;

     o Warrants to purchase an aggregate of 350,000 shares of Common Stock granted to third-party advisers in consideration of services provided in connection with the Company's acquisition of substantially all of the assets of NetCel360 Holdings Limited; and

     o Warrants to purchase 14,695,976 shares of Common Stock, pursuant to an Exchangeable Note and Warrant Purchase Agreement dated as of January 28, 2001, between the Company and the Purchasers set forth therein.

- In accordance with Section 4C5(d)(6)(A) of Article 4 of the Certificate, the Conversion Price was adjusted to $0.82, being the Original Issue Price of $2.50 multiplied by a fraction,

     o the numerator of which was 38,518,045, being comprised of (A) 33,831,184 shares of Common Stock outstanding at the close of business on the day next preceding the date on which the above-described securities became convertible or exercisable (the "Effective Date"), plus (B) 3,275,137 shares of Common Stock which the aggregate consideration received (or deemed to have been received) by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then Conversion Price, plus (C) 1,411,724 shares of Common Stock underlying Other Securities, and

     o the denominator of which was 116,971,341, being comprised of (X) 115,559,617 shares of Common Stock outstanding at the close of business on the Effective Date, after giving effect to the issue of Additional Shares, plus (Y) 1,411,724 shares of Common Stock underlying the Other Securities at the close of business on the Effective Date.


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All  terms  not otherwise defined herein shall have the meaning set forth in the
Certificate.

Sincerely,


/S/  Dennis  M.  Smith

DENNIS  M.  SMITH
Vice-Chairman  and
Chief  Financial  Officer


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